SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           Schedule 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)

                   Seagull Energy Corporation
                      (Name of Issuer)

                 Common Stock $0.10 Par Value
                 (Title of Class of Securities)

                       812007-10-2
                      (CUSIP Number)

Steven M. Plon, Esquire, Silverman Coopersmith & Frimmer
Two Penn Center Plaza, Suite 910, Philadelphia, PA 19102, (215) 636-4482 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                      August 4, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the claim of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this coverage page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that action of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 6

                              13D


1.  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Leon S. Gross S.S. No. ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)

    (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF and 00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America


   NUMBER OF SHARES BENEFICIALLY OWNED BY
   EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

   2,119,189

8. SHARED VOTING POWER

   0

9. SOLE DISPOSITIVE POWER

   0

10. SHARED DISPOSITIVE POWER

    2,119,189 [Shares are subject to Margin Account Agreements]

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,119,189

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.4% of the issued and outstanding stock

14. TYPE OF REPORTING PERSON*

    IN

PAGE 2 OF 6
              *SEE INSTRUCTIONS BEFORE FILLING OUT!


                    AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 to the Schedule 13D is being filed by the undersigned in accordance with Rule 13d-2(a) of the general rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and amends the
Schedule 13D filed by the undersigned on February 2, 1998 (the "Existing
Schedule 13D") to the extent set forth below. Terms defined in the Existing
Schedule 13D are used herein as so defined.


     Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Existing Schedule 13D is hereby amended by the addition of the following paragraph:

     Mr. Gross acquired 201,100 Shares of the Issuer in open market purchases since June 5, 1998, which is the date sixty (60) days prior to the date of the event which requires the filing of this Schedule 13D Amendment. These Shares were acquired at a cost (excluding commissions) of $3,332,650. The funds required for the purchase of the foregoing Shares were provided, in part, by Mr. Gross's personal funds, and, in part, from funds borrowed by Mr. Gross through his margin accounts at the Brokerage Firms.


     Item 5.   Interest in Securities of the Issuer.

     Item 5(a) of the Existing Schedule 13D is hereby amended to read as follows:

     (a) Mr. Gross beneficially owns 2,119,189 Shares, representing 3.4% of the 62,243,000 issued and outstanding Shares of the Issuer.

     Item 5(c) of the Existing Schedule 13D is hereby amended by the addition of the following paragraph:

     (c) Listed below are the acquisitions and dispositions of Shares by Mr. Gross which have occurred since June 5, 1998. The acquisitions were made through open market purchases.

PAGE 3 OF 6

         Acquisitions by Mr. Gross since June 5, 1998

        Date                  Number of Shares                   Price Per Share

     6/11/98                       1,000                           $15.00
     6/26/98                         800                            16.50
     6/26/98                       8,200                            16.50
     6/30/98                       5,100                            16.50
     7/09/98                      16,000                            16.875
     7/13/98                       5,000                            16.50
     7/13/98                      10,000                            16.75
     7/13/98                       5,000                            16.75
     7/13/98                      50,000                            16.50
     7/13/98                      50,000                            16.75
     7/13/98                      20,000                            16.75
     7/20/98                      30,000                            16.125

          Dispositions by Mr. Gross since June 5, 1998

        Date                  Number of Shares             Price Per Share

     6/16/98                       1,000                            14.3125
     6/19/98                       1,000                            15.125
     6/19/98                       4,000                            15.00
     6/19/98                       1,000                            14.75
     6/19/98                       4,000                            14.625
     6/19/98                       2,500                            14.625
     6/19/98                         200                            14.625
     6/19/98                         100                            14.625
     6/19/98                         100                            14.625
     6/19/98                       1,000                            14.5625
     6/19/98                       1,000                            14.5625
     6/19/98                         300                            14.5625
     6/19/98                       1,000                            14.5625
     7/23/98                       9,100                            14.5625
     7/24/98                      92,700                            14.0284
     7/24/98                       5,100                            13.875
     7/24/98                       1,000                            13.8125
     7/21/98                       4,900                            13.75
     7/28/98                       2,000                            13.00
     7/28/98                      10,000                            13.00
     7/28/98                      10,000                            12.9375

PAGE 4 AND 6

     7/29/98                       1,900                            12.8125
     7/29/98                       5,100                            12.875
     7/29/98                       1,000                            13.125
     7/29/98                       8,000                            13.125
     7/29/98                       1,000                            13.1875
     7/29/98                       3,000                            12.875
     7/29/98                      90,100                            12.8058
     7/30/98                      40,000                            13.3313
     7/30/98                      25,000                            13.125
     7/31/98                      10,000                            12.75
     7/31/98                       5,000                            12.875
     7/31/98                      10,000                            12.9375
     7/31/98                      25,000                            13.00
     7/31/98                       5,000                            12.875
     8/03/98                      12,000                            12.00
     8/03/98                      20,000                            12.0328
     8/03/98                      10,500                            12.4375
     8/03/98                         400                            12.4375
     8/03/98                      13,100                            11.9375
     8/03/98                      25,000                            12.625
     8/03/98                      21,000                            12.625
     8/04/98                         200                            11.75
     8/04/98                       7,000                            12.2589
     8/04/98                      20,000                            11.5875
     8/04/98                     200,000                            11.5238
     8/04/98                     200,000                            12.00
     8/04/98                      80,000                            11.5398
     8/05/98                      20,000                            11.65
     8/05/98                      50,000                            11.7385
     8/05/98                       6,000                            11.625
     8/05/98                       3,500                            11.9375
     8/05/98                       5,000                            11.875
     8/05/98                      24,000                            11.75
     8/05/98                       5,400                            11.75
     8/05/98                       2,100                            11.625
     8/06/98                       5,000                            12.00
     8/06/98                       8,500                            11.625
     8/06/98                       6,000                            11.625
     8/06/98                         500                            11.6875
     8/06/98                     200,000                            11.7988

PAGE 5 OF 6


   Item 6. Contracts, Arrangements, Understanding or Relationship With Respect to Securities of the Issuer.

     Item 6 of the Existing Schedule 13D is hereby amended by the addition of the following paragraph:

     (b) Since the filing of the Existing Schedule 13D, Mr. Gross has added to,reduced and moved Shares among the margin accounts he has with the following Brokerage Firms. As of August 6, 1998, Mr. Gross' Shares are pledged as follows:


          Brokerage Firm           Number of Shares

          Advest                                      96,728
          Dean Witter                                558,356
          Donaldson, Lufkin & Jenrette               274,400
          Goldman Sachs                               67,065
          Gruntal                                      6,500
          Lehman Brothers                          1,096,500
          Merrill Lynch                               19,600
          Smith Barney                                    40
                ____________
                    TOTAL                          2,119,189

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 11, 1998
Date


/s/ Leon S. Gross
Leon  S. Gross

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